Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

SuperMedia Information Services LLC	Delaware

SuperMedia LLC	Delaware

SuperMedia Services — East Inc.	Delaware

SuperMedia Services — West Inc.	Delaware

SuperMedia Sales — West Inc.	Delaware

SuperMedia Sales — East LLC	Delaware

SuperMedia Sales — East Co.	Maryland

License Application Corporation	Delaware

Second License Application Corporation	Delaware

Idearc Inceptor LTD	United Kingdom